SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 1)*

                                 InterCept, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45845L107
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                      Third Point Management Company L.L.C.
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 17, 2004
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------                  -------------------------------
CUSIP No.      45845L107                         Page 2 of 8 Pages
-------------------------------                  -------------------------------


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   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Daniel S. Loeb
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          1,750,000
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,750,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        1,750,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------                  -------------------------------
CUSIP No.      45845L107                         Page 3 of 8 Pages
-------------------------------                  -------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Third Point Management Company L.L.C.
        I.D. #13-3922602
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          1,750,000
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,750,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        1,750,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed on behalf of Third Point Management Company L.L.C., a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons"). This Amendment No. 1 relates to the common stock, no par value, of InterCept, Inc., a Georgia corporation (the "Company"), and further amends the Schedule 13D filed by the Reporting Persons with respect to the Company on May 27, 2004 (together with amendments thereto prior to this Amendment No. 1, the "Schedule 13D"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. This Amendment No. 1 is being filed to report a change in beneficial ownership of in excess of 1% of the total outstanding Common Stock. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Amendment No. 1 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3. Source and Amount of Funds or Other
        Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds expended an aggregate of approximately $25,623,565.22 of their own investment capital to acquire the 1,750,000 shares of Common Stock held by them (the "Shares"). The Shares were acquired in open market purchases.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co. (the "Primary Brokers") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

     The purpose of the acquisition of the Shares by the Funds is for investment. As further detailed in a letter from Mr. Loeb, as managing member of the Management Company, to Mr. John W. Collins, Chairman of the Board and Chief Executive Officer of the Company, dated June 24, 2004, a copy of which is attached hereto as Exhibit 1, the Reporting Persons are making a further investment in the Company. Among other things, this further investment was made in anticipation of a possible sale of the Company, which the Reporting Persons believe will increase the value of the Shares. The Reporting Persons may cause the Funds to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds at any time.

     If the Company does not pursue the above courses of action, the Reporting Persons may communicate, and coordinate their actions, with other stockholders of the Company to convene a special meeting to replace the members of the Board. It is the understanding of the Reporting Persons that holders of at least a majority of the votes entitled to be cast on any issue to be considered at a proposed special meeting may call such a meeting.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, and in the letter attached hereto as Exhibit 1, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Amendment No. 1, the Management Company beneficially owns 1,750,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. As of June 24, 2004, the Shares represented 8.6% of the total 20,288,562 shares of Common Stock outstanding at May 7, 2004 as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2004. None of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,750,000 shares of Common Stock held directly by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the shares of Common Stock since May 27, 2004, the date of the most recent filing on
Schedule 13D.

     All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on NASDAQ through the Primary Brokers.

     Except as set forth above, since May 27, 2004, there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 7. Material to be Filed as Exhibit.

     1. Letter from the Management Company to the Chairman of the Board and Chief Executive Officer of the Company, dated June 24, 2004.

                                   Schedule A
                   (Transactions by the Funds in Common Stock
                  since the most recent filing on Schedule 13D)



     Date       Shares Purchased        Shares Sold            Price Per Share
     ----       ----------------        -----------            ---------------

   05/28/04          20,700                                       $14.9800
   05/28/04                              (20,700)                 $14.9800
   06/09/04         100,000                                       $14.9500
   06/09/04                               (1,000)                 $14.9900
   06/17/04         137,000                                       $16.1330
   06/21/04          14,000                                       $16.2940
   06/22/04          25,000                                       $16.0975
   06/23/04          25,000                                       $16.3248

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 24, 2004


                              THIRD POINT MANAGEMENT
                              COMPANY L.L.C.



                              By: /s/ Daniel S. Loeb
                                  --------------------------
                                  Name:   Daniel S. Loeb
                                  Title:  Managing Member



                              /s/ Daniel S. Loeb
                              ------------------------------
                              Daniel S. Loeb

















               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                                 WITH RESPECT TO
                                INTERCEPT, INC.]